SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------



                                    Form 11-K



(Mark One)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 (NO FEE
                                    REQUIRED)

                      For the year ended December 31, 2003

                                       OR



[   ]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from ___________ to _________

                                  ------------


                           Commission File No. 1-14161

                                  ------------


                                 KeySpan Energy
                      401(k) Plan For Management Employees
                            (Full title of the Plan)


                               KeySpan Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                              One MetroTech Center
                             Brooklyn, NY 11201-3385
                     (Address of principal executive office)

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits
   as of December 31, 2003 and 2002                                           2

   Statement of Changes in Assets Available for Benefits
   for the Year Ended December 31, 2003                                       3

   Notes to Financial Statements                                         4 - 10


SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
   (Held at End of Year)as of December 31, 2003                              11

   Form 5500, Schedule H, Part IV, Question 4a -
   Delinquent Participant Contributions
   for the Year Ended December 31, 2003                                      12

SIGNATURES                                                                   13

EXHIBIT INDEX:

    Independent Registered Public Accounting Firm's Consent                  14



All other schedules required by Section 2520.103-10 of the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Investment Review Committee of
KeySpan Corporation:

We have audited the accompanying statements of assets available for benefits of the KeySpan Energy 401(k) Plan for Management Employees (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
New York, New York
June 28, 2004

KEYSPAN ENERGY 401(K) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


ASSETS:                                                                      2003                           2002
   Participant-directed investments, at fair value                   $427,196,286                   $338,880,863
   Nonparticipant-directed investments, at fair value                 117,345,785                    100,665,054
                                                                  ----------------               ----------------
                    Total Investments                                 544,542,071                    439,545,917
                                                                  ----------------               ----------------

RECEIVABLES:
Participants' contribution                                                 67,661                        528,243
Employers' contribution                                                    25,529                        220,340
                                                                  ----------------               ----------------
                    Total Receivables                                      93,190                        748,583
                                                                  ----------------               ----------------

ASSETS AVAILABLE FOR BENEFITS                                        $544,635,261                   $440,294,500
                                                                  ================               ================






See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------

ADDITIONS TO ASSETS ATTRIBUTED TO:
   Net investment income:
   Net appreciation on investments                                                                  $71,634,445
   Interest and dividends                                                                            14,715,182
                                                                                                ----------------
                    Net investment income                                                            86,349,627
                                                                                                ----------------

Contributions:
   Participants                                                                                      27,176,982
   Employer                                                                                          11,692,090
   Rollovers                                                                                            362,390
                                                                                                ----------------
                    Total Contributions                                                              39,231,462
                                                                                                ----------------

                    Total Additions                                                                 125,581,089

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:

Benefits paid to participants                                                                      (22,059,124)
Net assets transferred in from the Union Plan
                                                                                                        818,796
                                                                                                ----------------
                    Total Deductions                                                               (21,240,328)
                                                                                                ----------------

INCREASE IN ASSETS                                                                                  104,340,761

ASSETS AVAILABLE FOR BENEFITS:

   Beginning of Year                                                                                440,294,500
                                                                                                ----------------
                                                                                                   $544,635,261
   End of Year
                                                                                                ================






See notes to financial statements.

KeySpan Energy 401(k) Plan For Management Employees

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

     The following description of the KeySpan Energy 401(k) Plan for Management Employees (the "Plan") available to eligible employees of KeySpan Corporation (the "Company" or "KeySpan"), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     General - The Plan was approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plan provides for eligible employees of the Company and its wholly-owned subsidiaries to become participants of the Plan. All employees are eligible to participate in the Plan immediately upon hire. The recordkeeper, custodian and the trustee of the Plan is the Vanguard Fiduciary Trust Company (the "Vanguard Group" or "Vanguard"). The Plan is a defined contribution plan and is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA").

     On September 30, 1999, the Board of Directors of the Company approved the amendment and restatement of the Plan. As a result, the assets of the participants of the former Long Island Lighting Company Capital Accumulation Plan for Management Employees were merged with the Plan.

     The Investment Review Committee (the "Committee"), at the meeting held on September 20, 2000, approved the merger of the Eastern Enterprises, Colonial Gas and EnergyNorth 401(k) Plans with the Plan, effective as soon as practicable, following the date of acquisition.

     On April 11, 2001, the Committee approved the new Participating Employer List resulting from KeySpan's holding company structure and the acquisition of Eastern Enterprises.

     Effective January 1, 2002, the Committee approved the following: 1) increase the maximum amount that participants can contribute in accordance with Internal Revenue Service ("IRS") regulations ($11,000 for 2002, increasing by $1,000 each year until 2006); 2) increase the contribution limit to 50% of compensation, up to the IRS maximum limit; 3) allow catch-up contributions for employees age 50 and over; 4) reduce the hardship withdrawal waiting period from 12 months to 6 months; and 5) a new Employee Stock Ownership Plan be created within the 401(k), which allows participants in the Plan to choose to reinvest their dividends in Company Common Stock or to receive the dividends in cash.

     On July 2, 2002, KeySpan sold one of its subsidiaries, Midland Enterprises LLC, to Ingram Industries, Inc. Employees under this subsidiary were not eligible to participate in the Plan as of the date of the sale.

     Plan Amendments - On December 19, 2002, the Committee approved the granting
     of  prior  service  in  connection  with  the  employer   match,   discount
     eligibility and vesting for the newly purchased Algonquin LNG, Inc.

     On August 1, 2003, KeySpan acquired Bard, Rao + Athanas ("BR+A), a New England HVAC contracting company. As a result, prior service time for all BR+A management employees was recognized for vesting purposes in the Plan.

     Contributions - All eligible employees contributing to the Plan will receive employer contributions and a 10% discount on the KeySpan Common Stock Fund ("Company Common Stock") on the first of the month following completion of three months of service. Additionally, all eligible employees will receive matching contributions in the Company Common Stock regardless of where employees choose to invest their contributions. The match and discount amounts may be transferred out of Company Common Stock immediately. There are no holding periods or restrictions with respect to Company Common Stock. All other contributions are participant-directed.

     All participants of the Plan may elect to have their compensation reduced by not less than 1% and no more than 50% (in multiples of 1%), not to exceed the limitation imposed by Section 402(g) of the Internal Revenue Code, and contributed to the Plan on the participants' behalf by the Company. Such contributions reduce the amount of the participants' salary subject to current Federal income tax and, subject to applicable laws, state and local income taxes. Such contributions are subject to Social Security taxes.

     All contributions under the Plan are held in a trust fund with trustees who are appointed by the Board of Directors and are members of the Committee. The Committee is also the administrative committee of the Plan. The Plan makes available the funds in which participants may invest. Such investment options may be changed from time to time.

     Rollover Contributions - If a participant of the Plan receives a lump sum distribution from a qualified savings or profit sharing plan of a previous employer or plan, a "rollover" contribution by the participant of the amount of the lump-sum distribution may be made to the Plan.

     Participant Accounts - Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and discount on Company Common Stock, if applicable, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account as provided in the plan document.

     Vesting and Forfeitures - Participants will be 100% vested in employer match and discount contributions on the earlier to occur of (i) the participant's completion of three (3) years of service with the Company,
     (ii) the participant's retirement from the Company at age fifty-five or older or (iii) the death of the participant. A participant will be 100% vested immediately in his or her deferred cash contributions, rollover/transfer contributions, and earnings thereon, if any. If a participant does not vest, such participant will forfeit the match and discount, and any earnings thereon into a forfeiture account, which is maintained by Vanguard.

     On December 31, 2003 and 2002, forfeited nonvested accounts totaled $590,460 and $467,639 respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2003, employer contributions were reduced by $10,652 from forfeited nonvested accounts.

     Effective with the date of acquisition, an employee who was a participant of Eastern Enterprises, Colonial Gas and EnergyNorth (and all subsidiaries of the aforementioned companies that participate in the Plan) will be 100% vested in matching contributions made on the participant's behalf, including discount on Company Common Stock and discount on dividends attributable to such stock. An employee who was hired after this date will be subject to the current KeySpan vesting schedule.

     Investments - All eligible employees have an opportunity to acquire shares of Company Common Stock ($.01 par value) at a 10% discount. In addition to Company Common Stock, participants may invest in other investment options (collectively, the "Funds").

     At the direction of the participants, Plan assets are invested in the KeySpan Common Stock Fund, and/or one or more of the following Funds from the Vanguard Group, namely: Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Retirement Savings Trust, Vanguard Explorer Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard Windsor II Fund, Vanguard PRIMECAP Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund. Participants should refer to the applicable Fund's prospectus for a complete description of the Fund.

     Participant Loans - Participants may borrow a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participants' account balance from the Plan (only employee deferred cash contributions, rollover/transfer contributions and earnings thereon are used to determine the maximum loan amount that can be taken). Currently, no more than two loans are allowed outstanding at the same time. General purpose loans are payable over a period not to exceed five years, and bear interest at the prime rate plus 1% (the prime rate at the time the loan is requested). Currently, participants may also amortize a loan for the purchase of their primary residence over a fifteen-year period, which also bears interest at the prime rate plus 1%. The loans are secured by the participants' interest in the Plan.

     Payment of Benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account, or annual installments. For termination of service for other reasons, a participant may receive the value of the participant's vested account as a lump-sum distribution.

     Trustees - The Vanguard Group was appointed to act as the trustee under the Plan to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the plan document. Pursuant to a trust document executed by the trustee, the trustee is subject to the same fiduciary responsibility to the Plan's participants as an independent trustee. The Investment Review Committee continues to be the plan administrator and trustee for the KeySpan Energy Preferred and Sub Stock Funds.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks.
     Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of assets available for plan benefits.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted closing market prices, which represent the net asset value of shares held by the Plan on the last business day of the year.

     Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. The approximate value of the KeySpan Common Stock Fund is the quoted market price of the Company's Common Stock. The KeySpan Common Stock fund is divided into fund units. Each unit represents a portion of ownership in the fund and consists primarily of shares of Company Common Stock and a small cash balance so that transactions can be processed daily. Investments in the KeySpan SubStock, which are not publicly traded, are obtained from independent outside appraisals. The KeySpan Preferred Stock is not publicly traded, is recorded at par value of $100 and pays a 6% dividend semi-annually. Fair value of the common collective trust has been estimated by Vanguard based on the underlying assets of the portfolio.

     Purchases  and sales of  securities  are  recorded on a  trade-date  basis.
     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

     The loans to participants are the total outstanding principal balance due from participants for loans taken from individual accounts.

     Administrative Expenses - Expenses for the administration of the Plan are paid for either by the plan sponsor or the Plan as stated in the plan document. KeySpan and its subsidiaries are allocated for their expenses related to administration of the Plan as well as matching contributions on Company Common Stock. Discount on Company Common Stock for KeySpan and its subsidiaries are allocated to KeySpan only.

     Payment of Benefits - Benefits to participants are recorded when paid.

3.    INVESTMENTS

     The following investments represent five percent or more of the Plan's assets available as of December 31, 2003 and 2002:

                                                                                  2003                   2002
      KeySpan Stock Funds -
        *KeySpan Common Stock Fund, 3,200,048 and
          2,864,686 units, respectively**                                        $117,345,785           $100,665,054
      Common and Collective Trust -
         Vanguard Retirement Savings Trust, 101,407,274
         and 95,194,237 shares, respectively**                                    101,407,274             95,194,237
      Mutual Funds:
         Vanguard PRIMECAP Fund, 1,534,446 and
          1,473,990 shares, respectively**                                         81,387,014             56,984,447
         Vanguard 500 Index Fund, 439,388 and
          398,537 shares, respectively**                                           45,111,940             32,341,270
         Vanguard Windsor Fund, 2,615,251 and
          2,669,752 shares, respectively**                                         42,523,980             32,037,319
         Vanguard Windsor Fund II, 1,319,154 and
          1,258,098 shares, respectively**                                         34,944,392             26,168,436
         Vanguard Explorer Fund, 423,947 and
          378,596 shares, respectively**                                           27,819,425                      -
         Vanguard Total Bond Market Index Fund,
          2,638,849 and 2,519,015 shares, respectively**                                    -             26,147,379



      *Nonparticipant directed
      ** Permitted party-in-interest



     During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $71,634,445 as follows:

      KeySpan Common Stock                                        $ 6,040,404
      KeySpan SubStock                                                450,003
      Mutual Funds                                                 65,144,038
                                                        ----------------------
                                                                  $71,634,445
                                                        ======================

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the assets as of December 31, 2003 and 2002 and the significant components of changes in assets for the year ended December 31, 2003 relating to the non participant-directed investments is as follows:

                                                                                              2003
             KeySpan Common Stock fund:
                Assets, beginning of year                                                 $100,665,054

             Changes in assets:
                Net appreciation in investment                                               6,040,404
                Dividend income                                                              5,495,428
                Employer contributions                                                      11,742,031
                Participant contributions                                                   12,060,411
                Participant loan repayments                                                  2,781,297
                Net assets transferred in (out)                                              (283,387)
                Benefits paid to participants                                              (2,802,500)
                Participant loan withdrawals                                               (1,195,811)
                Transfers to participant-directed investments                             (17,157,142)
                                                                                       ----------------

             Net change                                                                     16,680,731
                                                                                       ----------------

             End of year                                                                  $117,345,785
                                                                                       ================




5.    FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the plan administrator by a letter dated January 5, 2003, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income taxes has been included in the Plan's statement of changes in assets available for benefits.


6.    RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a common and collective trust managed by the asset custodian, trustee, and recordkeeper, the Vanguard Group, as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. The Plan's investment in Company Common Stock during the Plan year ended December 31, 2003 and 2002 are also party-in-interest transactions. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

     At December 31, 2003 and 2002, the Plan held 3,200,049 units and 2,864,686 units, respectively, of Common Stock of KeySpan Corporation, the sponsoring employer, with a cost basis of $99,026,743 and $86,273,695, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $5,495,428.


7.    PLAN TERMINATION

     Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.


8.    NONEXEMPT PARTY-IN-INTEREST TRANSACTION

     KeySpan remitted certain December 2003 payroll deductions for the WDF Inc. subsidiary totaling $7,424 to the trustee on March 2, 2004, which was later than required by D.O.L. Regulation 2510.3-102. The Company forwarded additional funds in the amount of $452 to compensate for participants' lost earnings.

     KeySpan remitted certain April 2003 payroll deductions for the Northern Peabody subsidiary totaling $540 to the trustee on February 13, 2004. The Company forwarded additional funds in the amount of $138 to compensate for participants' lost earnings.


9.    VOLUNTARY COMPLIANCE RESOLUTION

     In May 2004, KeySpan filed an application for a compliance statement from the Internal Revenue Service under the Voluntary Compliance Resolution program ("VCR"). The compliance statement was sought with respect to the following two operational failures:

     o Missed payroll deductions for the WDF Inc. subsidiary totaling $7,424 that occurred in the fiscal year 2003, but not reported until 2004, later than required by D.O.L. Regulation 2510.3-102.

     o Missed payroll deductions for the Northern Peabody subsidiary totaling $540 that occurred in the fiscal year 2003, but not reported until 2004, later than required by D.O.L. Regulation 2510.3-102.



                                     ******

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003
-------------------------------------------------------------------------------

Identity of Issue, Borrower,
Lessor or Similar Party, and
Description of Investment Including
Maturity Date, Rate of Interest, Collateral,                                              Number of             Market
Par or Maturity Value                                                     Cost**        Units/Shares            Value

*KeySpan Common Stock Fund                                               $99,026,743        3,200,049       $117,345,785

*KeySpan Preferred Stock Fund                                              3,302,035           33,021          3,302,063

*KeySpan SubStock                                                            660,006          660,006          1,350,000

*Vanguard Funds:
  Vanguard Retirement Savings Trust                                                       101,407,274        101,407,274
  Vanguard PRIMECAP Fund                                                                    1,534,446         81,387,014
  Vanguard 500 Index Fund                                                                     439,388         45,111,940
  Vanguard Windsor Fund                                                                     2,615,251         42,523,980
  Vanguard Windsor II Fund                                                                  1,319,154         34,944,392
  Vanguard Total Bond Market Index Fund                                                     2,635,849         27,206,536
  Vanguard LifeStrategy Moderate Growth Fund                                                1,387,253         23,042,272
  Vanguard Explorer Fund                                                                      423,947         27,819,425
  Vanguard International Growth Fund                                                          544,697          8,785,966
  Vanguard U.S. Growth Fund                                                                   482,654          7,317,027
  Vanguard LifeStrategy Growth Fund                                                           399,656          7,257,755
  Vanguard LifeStrategy Conservative Growth Fund                                              403,787          5,871,066
                                                                                                       ------------------
                                                                                                             534,672,495
*Participant loans receivable
(maturing 2004 to 2031 at interest rates of 5.0% to 10.5%)                                                    $9,869,576
                                                                                                       ------------------

Total                                                                                                       $544,542,071
                                                                                                       ==================


*Permitted party-in-interest.
**Cost information is not required for participant-directed investments and, therefore, is not included.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

FORM 5500 SCHEDULE H, PART IV, LINE 4a -
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------

Question 4a "Did the employer fail to transmit to the Plan any participant contributions within the time period described in 29 CFR 2510.3-102", was answered "yes".

                              Relationship to Plan,                                                      Participant Contributions
                                    Employer,                                                             Transferred Late to the
        Identity of                  or Other                                                                      Plan
       Party Involved           Party-in-Interest                 Description of Transactions

                               Employer/                 Payroll deductions for the WDF Inc.                      $7,424
KeySpan Corporation            Plan Sponsor              subsidiary were not funded by the 15th
                                                         business day after the month withheld, as
                                                         required by the D.O.L. Regulation
                                                         2510.3-102.  December 2003 payroll
                                                         deductions and lost earnings were invested
                                                         on March 2, 2004.





                            Employer/                    Payroll deductions for the Northern Peabody                $540
KeySpan Corporation         Plan Sponsor                 subsidiary were not funded by the 15th
                                                         business after the month withheld, as
                                                         required by the D.O.L. Regulation 2510.3-102.
                                                         April 2003 payroll deductions
                                                         and lost earnings were invested on
                                                         February 13, 2004.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   KeySpan Energy 401(k) Plan for
                                   Management  Employees

                                        BY:  /s/ Michael J. Taunton

                                             Michael J. Taunton
                                             Senior Vice President and Treasurer
                                             KeySpan Corporation








Date:  June 28, 2004

                                                                   Exhibit 23.1



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-40472 of KeySpan Corporation on Form S-8 of our report dated June 28, 2004, appearing in this Annual Report on Form 11-K of the KeySpan Energy 401(k) Plan for Management Employees for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP
New York, New York
June 28, 2004